Exhibit 2

AUDIOCODES LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 8, 2013

The undersigned shareholder of AudioCodes Ltd. (the “Company”) hereby appoints SHABTAI ADLERSBERG, or if unable to attend, GUY AVIDAN, or if unable to attend, LIZ COHEN YERUSHALMI, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described below all of the shares of the Company that the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at the principal executive offices of the Company, 1 Hayarden Street, Airport City Lod 7019900, Israel, on Sunday, September 8, 2013 at 2:00 p.m., local time, and at any adjournment thereof.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR each of the items below.

1.	AS REQUIRED BY ISRAELI LAW, TO ADOPT THE COMPANY’S EXECUTIVE COMPENSATION POLICY

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	TO APPROVE AN AMENDMENT TO THE EMPLOYMENT AGREEMENT OF MR. SHABTAI ADLERSBERG, THE COMPANY’S PRESIDENT AND CHIEF EXECUTIVE OFFICER AND A MEMBER OF THE COMPANY’S BOARD OF DIRECTORS

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	TO RATIFY THE APPOINTMENT OF THE COMPANY’S INDEPENDENT AUDITORS FOR 2013 AND TO AUTHORIZE THE COMPENSATION OF THE AUDITORS

☐ FOR	☐ AGAINST	☐ ABSTAIN

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

SIGNATURE(S)
SIGNATURE(S)
DATE
Please mark, date and sign exactly as name(s) appear(s) on this proxy and return this proxy card promptly using the enclosed envelope. If the signer is a corporation, please sign full corporate name by duly authorized officer. Executors, administrators, trustees, etc. should state full title or capacity. Joint owners should each sign.